MDS Inc. to Announce First Quarter Results
and Hold Annual Meeting

Toronto, February 28, 2003 - MDS Inc. will be announcing its first quarter results on Thursday, March 6th and holding its Annual Meeting of Shareholders later that day.

First Quarter Results
    First quarter results will be announced the morning of Thursday, March 6th, 2003. You may access the news release and management discussion & analysis from the news & events section of our website at www.mdsintl.com.

Analyst Conference Call
    The analyst conference call will be held on Thursday, March 6th, 2003 at 10:00 a.m. EST. Interested parties are invited to access the call live from our website at www.mdsintl.com.

Analyst Conference Call Rebroadcast
    The archived conference call will be available by phone and on the internet. To access the call, dial 416-695-5800 and enter reservation number 1267148. This will be available until Thursday, March 13th. The archived webcast can be accessed from our website at www.mdsintl.com/news_present.asp.

Annual Meeting

    The Annual Meeting will be taking place on Thursday, March 6th, 2003 at 4:00 p.m. EST at the Metro Toronto Convention Centre, North Building, Lower Level, Constitution Hall, Rooms 106 and 107, 255 Front Street West, Toronto, Ontario, Canada.

Annual Meeting Webcast

    The Annual Meeting will be webcast live on our website. You will have the option for video or audio feed and will also be able to view the presentation slides. To participate, please visit our website at www.mdsintl.com.

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs nearly 11,000 highly skilled people at its global operations on five continents. Detailed information about the Company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For more information contact:
Yvette Lokker
Manager, Investor Relations
(416) 675-6777 ext. 2993
ylokker@mdsintl.com